

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

<u>Via Facsimile</u>
David R. Koos
Chief Executive Officer
Entest BioMedical, Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

> **Re:** **Entest BioMedical, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2012**
> **File No. 333-182073**

Dear Mr. Koos:

We have reviewed your response to our letter dated July 2, 2012 and have the following additional comments.

<u>General</u>

1. We note your response to comment 5 of our letter dated May 25, 2012. We view securities issued to the equity line investor that are convertible or exercisable into common stock at a formula that is tied to the market price of your common stock and that have been acquired within six months of the signing of the equity line agreement as being offered and sold as part of a single transaction. As such, it is not appropriate to include 26,055,730 shares of common stock issued to Southridge Partners, L.P. ("Southridge") pursuant to the convertible promissory note dated February 27, 2012 in your calculation of common shares outstanding not held by affiliates, irrespective of whether Southridge is an affiliate and irrespective of whether the promissory note has been converted. Please revise the calculation of your non-affiliate float and reduce the number of shares being registered for resale accordingly or advise.

2. We note your response to prior comment 1 and reissue in part as you have only provided an analysis with respect to Southridge. Please tell us why you believe it is appropriate to include in your calculation of shares of common stock held by non-affiliates shares of common stock issued to Asher Enterprises, Inc. upon conversion of convertible promissory notes. Alternatively, revise your calculation of your non-affiliate float and reduce the number of shares being registered for resale accordingly.

Other

3. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4. Provide a currently dated consent from the independent public accountant in all amendments to this Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director